Exhibit 99.10

CXAPP INC.

REGULATION FD POLICY

(Effective March 20, 2023)

I.	PURPOSE

CXApp Inc. (the “Company”) is committed, consistent with legal and regulatory requirements, to providing full, fair, accurate, timely and understandable disclosure about the Company. This Policy is intended to assist Company directors and personnel in avoiding selective disclosure in violation of the federal securities laws, including Regulation Fair Disclosure (“Regulation FD”) of the U.S. Securities and Exchange Commission (the “SEC”). Regulation FD prohibits the selective disclosure of material nonpublic information to certain members of the Investment Community (as defined below).

This Policy sets forth procedures to prevent such improper selective disclosure and complements the Company’s Insider Trading Policy. Any questions regarding this Policy should be directed to the legal department.

II.	REGULATION FD

Regulation FD requires that whenever the Company, or a person acting on behalf of the Company, discloses material nonpublic information to certain specified persons (including brokers, dealers, analysts and security holders), then the Company must disseminate the information to the public:

●	in advance (or simultaneously); or
●	as soon as reasonably practicable (if the disclosure was made unintentionally).

Any unintentional disclosure of material nonpublic information should be reported to the legal department. If such material nonpublic information was selectively disclosed, the Company will promptly disclose the information via a press release and/or a report publicly filed with the SEC (such as a Form 8-K) no later than (i) 24 hours from when a senior official (i.e., a director or officer, the General Counsel or the Head of Investor Relations) becomes aware of the disclosure and (ii) the opening of the next Nasdaq trading session.

III.	SPECIFIED RECIPIENTS OF THE COMMUNICATIONS — THE “INVESTMENT COMMUNITY”

This Policy covers disclosures to all persons to whom Regulation FD prohibits selective disclosure, which generally includes Company security holders, as well as investment analysts, brokers, dealers, investment advisers and companies, certain institutional investors and associated or affiliated persons of the foregoing (collectively, the “Investment Community”). If you are in doubt as to whether someone is covered by this Policy, then either (i) assume that they are or (ii) contact the legal department for guidance. Inquiries from analysts, security holders and other members of the Investment Community received by any director or employee (other than an Authorized Spokesperson, as defined below) must be forwarded to the Head of Investor Relations, or, in his or her absence, another Authorized Spokesperson. Under no circumstances should any attempt be made to handle these inquiries without prior authorization from an Authorized Spokesperson.

Certain communications generally are not covered by Regulation FD, including communications with:

●	customers, suppliers or strategic partners in the ordinary course of business;
●	news organizations; and
●	government agencies.

Any inquiries from the media or press should be forwarded to the Company’s Investor Relations Department.

IV.	PERSONS ACTING ON BEHALF OF THE COMPANY — “AUTHORIZED SPOKESPERSONS”

The only persons authorized to speak on behalf of the Company to the Investment Community are:

●	the Chief Executive Officer;
●	the Chief Financial Officer;
●	the General Counsel;
●	the Head of Investor Relations; and
●	other persons specifically designated by any of the above persons to speak with respect to a particular topic or purpose.

Each such person is referred to herein as an “Authorized Spokesperson.”

To the extent practicable, Authorized Spokespersons should contact the Investor Relations Department before having conversations with a member of the Investment Community in order to review as much of the precise substance of the intended communication as possible.

V.	MATERIAL NONPUBLIC INFORMATION

Each time an Authorized Spokesperson determines to disclose or discuss Company information with any person who is or might be a member of the Investment Community, a determination should be made prior to the communication, in consultation with the Legal Department whenever practicable, whether the information is material and nonpublic.

Under Company policy and United States laws, information is material if:

●	there is a substantial likelihood that a reasonable investor would consider the information important in determining whether to trade in a security; or
●	the information, if made public, likely would affect the market price of a company’s securities.

Information may be material even if it relates to future, speculative or contingent events and even if it is significant only when considered in combination with publicly available information. Material information can be positive or negative. Depending on the facts and circumstances, information that could be considered material includes, but is not limited to, information pertaining to the following:

●	earnings announcements or guidance, or changes to previously released announcements or guidance;
●	other unpublished financial results;
●	writedowns and additions to reserves for bad debts;
●	expansion or curtailment of operations and business disruptions;
●	a cybersecurity incident or risk that may adversely impact the Company’s business, reputation or share value;
●	new products or services;
●	pending or threatened significant litigation or government action, or the resolution thereof;
●	a pending or proposed merger, acquisition, tender offer, joint venture, restructuring or change in assets;
●	changes in analyst recommendations or debt ratings;
●	events regarding the Company’s securities (e.g., defaults on senior securities, calls of securities for redemption, repurchase plans, stock splits, changes in dividends, changes to the rights of security holders or an offering of additional securities);

●	changes in control of the Company or extraordinary management developments;
●	changes in the Company’s pricing or cost structure;
●	extraordinary borrowing or other financing transactions out of the ordinary course;
●	liquidity problems or impending bankruptcy;
●	changes in auditors or auditor notification that the Company may no longer rely on an audit report;
●	development of a significant new product, process, or service; or
●	new major contracts, customers or financing sources, or the loss thereof.

Authorized Spokespersons should be cognizant of the fact that the disclosure of material information is not limited to express, spoken language. Material information can be conveyed by non-verbal communication, such as through the tone of your voice, emphasis on certain words or even your body language and demeanor, and through “code words” and “winks and nods.”

Information is nonpublic if it has not yet been communicated by the Company in a manner reasonably designed to make it available to the general investing public (e.g., via an SEC filing, a press release, a webcast or an earnings call). The circulation of rumors, even if accurate and reported in the media, does not constitute public disclosure.

VI.	QUIET PERIODS

The Company will observe a “quiet period,” during which communications with analysts and investors on financial information regarding the quarter (and regarding the full year during the fourth quarter) will be restricted. The quiet period will begin on the fifteenth calendar day of the last month of the quarter and continue until the Company’s earnings information for the applicable period is made public.

VII.	DISCLOSURE AND COMMUNICATION PROCEDURES

Before any communications with the Investment Community, it should be determined whether any material nonpublic information may be disclosed, via consultation with the Legal Department. If it is determined that material nonpublic information is intended to be disclosed, an Authorized Spokesperson, as described below, must first coordinate with the Legal Department and the Investor Relations Department to ensure that prior to, or at the same time as, the planned communications, the Company discloses the information using one of the approved public disclosure methods described below.

A.	Methods of Public Dissemination

The Company will publicly disclose material nonpublic information by one of the following:

●	issuing a press release via major news wires;
●	filing or furnishing a Form 8-K or other filing with the SEC; and/or
●	making any other compliant disclosure, including public conference calls, webcasts and posting on the investor relations page of the Company’s website.

If public disclosure will be made through a conference call or webcast, the Company will provide advance public notice, including access information, before such public disclosure occurs, as described below.

B.	Press Releases

The Investor Relations Department should review all press releases concerning potentially material matters prior to distribution, especially those involving earnings and any forward-looking statements. Press releases will be issued via major news wires and posted on the Company’s website. Depending on the nature of the announcement, the press release or material information also may be included on a Form 8-K or other appropriate form with the SEC.

C.	Calls or Webcasts

If public disclosure will be made through a conference call or webcast, the Company will provide advance public notice, which may be given by (i) a press release issued to major news wires and (ii) a website posting, each including relevant access information (e.g., date, time and telephone number or URL address of the call or webcast) and the period, if any, for which a replay of the call or webcast will be available. If any additional specific material matters will be discussed on the call or webcast, such as new business initiatives or the status of a previously announced transaction, that fact should be included in the press release and website posting.

Each conference call or webcast will be open to analysts, media representatives and the general public. The Company may limit questions to be from analysts only, so long as all listeners hear the questions and responses.

D.	Earnings Releases and Calls

Quarterly earnings releases will be issued after prior review by the Audit Committee of the Company’s Board of Directors. The Company will give adequate advance public notice of all quarterly earnings conference calls and webcasts, and replays of the same, as described above. A scripted outline will be used for earnings calls, which will include cautionary, safe-harbor language.

E.	Earnings Guidance

The Company may publicly issue earnings guidance or other forward-looking information, which should expressly disclaim any intention to provide updates. Even reaffirming or confirming previously issued guidance may be viewed as conveying new material nonpublic information.

F.	Corporate Website

The Company may establish the Company’s corporate website and other channels (such as social media platforms) as recognized channels of distribution of material nonpublic information. No postings of material information on such channels may be made without the approval of the Legal Department, in consultation with the Investor Relations Department.

G.	One-on-One Communications and Meetings

When possible, one-on-one communications and meetings with members of the Investment Community should be outlined in advance. The outlines should be used to brief the participating Authorized Spokesperson(s), and communications and meetings should always include more than one Company employee or director. Authorized Spokespersons and the Investor Relations Department should maintain written records and summaries of their communications with the Investment Community.

H.	Commenting on Analysts’ Reports

The Company and its directors and personnel will not adopt, affirm or validate an analyst’s report. Analyst reports should not be shared or linked on the Company’s website, social media accounts and other relevant online platforms. Analyst reports and earnings models may only be reviewed to correct errors that either are mathematical or can be corrected by referring to publicly available, historical and factual information. No other feedback or guidance on earnings models may be communicated to an analyst. A written record should be kept of any comments provided on an analyst’s report.

I.	Conferences, Roadshows and Similar Events

Every investor or analyst conference, roadshow or similar event (other than a roadshow for a registered offering that is not subject to Regulation FD) will be conducted in accordance with this policy, including the guidance on one-on-one meetings above. If an event will not be webcast, then the Company will issue a press release and file a Form 8-K with the SEC before the event that discloses any material nonpublic information intended to be disclosed at the event.

J.	“No Comment” Response to Rumors or Unusual Trading Activity

Authorized Spokespersons should not comment on market rumors or on unusual trading activity in Company securities. If a rumor has an internal source, senior management will consult with the Legal Department, and outside counsel if necessary, to determine an appropriate response.

VIII.	VIOLATIONS OF THIS POLICY

Violations of Regulation FD are subject to SEC enforcement action, which may include an administrative action seeking a cease-and-desist order, or a civil action against the Company or an individual seeking an injunction and/or civil money penalties.

Any violation of this Policy by a director or employee shall be brought to the attention of the Legal Department and, subject to applicable law, Company employees who violate this Policy may be subject to discipline by the Company, up to and including termination of employment, even if the country or jurisdiction where the conduct took place does not regard it as illegal.